SEC 06006499 MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

A

SEC FILE NUMBER
8- 23972

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saddlebrook Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5700 Saddlebrook Way
(No. and Street)

Wesley Chapel, FL 33543
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Diane Hall, Controller 813-907-4666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

See attached notice pursuant to rule 17a-5(e)(1)(ii)
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

7/6/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Don Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saddlebrook Investments, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Treasurer

Title

Notary Public

GALE BYRD
Commission # DD0202339
Expires 6/2/2007
Bonded through
Florida Notary Assn., Inc.
(800-432-4254)
NOTARY PUBLIC STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X   Statement of cash flows per attached request

Saddlebrook Investments, Inc.
Notice Pursuant to Rule 17a-5(e)(1)(ii)
December 31, 2005

Re: SEC File No. 8-23972
NASD Firm ID No. 013448
Florida File No. 013274D

Pursuant to Rule 17a-5(d)(2), the attached annual report is in a format that is consistent with Form X-17A-5, Part IIA.

The attached report does not contain audited financial statements because this company only transacts its securities business for a single issuer and is, therefore, exempt from the requirements of audited financial statements. This exemption is pursuant to Rule 17a-5(e)(1)(i)(A) of the Securities and Exchange Act of 1934 and Rule 3E-300.002(3)(D) of the Florida Division of Securities.

Manually signed copies of this report have been filed with:

U. S. Securities and Exchange Commission
Division of Market Regulation
450 5th Street, NW
Washington, DC 20549

U. S. Securities and Exchange Commission
Southeast Regional Office
801 Brickell Avenue, Suite 1800
Miami, Florida 33131

NASD / Systems Support
Attn: Eleanor Sabalbaro
9509 Key West Avenue, 3rd Floor
Rockville, Maryland 20850

Saddlebrook Investments, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2005
(Unaudited)

Cash flows from operating activities	
Net Income	15,287
Change in assets and liabilities	
(Increase) decrease in	
Accounts receivable	(4,260)
Increase (decrease) in	
Accounts Payable	361
Net cash provided by operating activities	11,388
Cash flows from financing activities	
Net payments from (to) related parties	(27,405)
Net cash used in financing activities	(27,405)
Net decrease in cash and cash equivalents	(16,017)
Cash and cash equivalents, beginning of year	150,657
Cash and cash equivalents, end of year	134,639

Via First Class U.S. Mail, Certified Mail # 7004 2510 0003 2036 3046 and Facsimile (813-973-1111)

NASD

April 19, 2006

Diane Hall, Controller
Saddlebrook Investments Inc.
5700 Saddlebrook Way
Wesley Chapel, FL 33543

RE: Annual Audit Deficiency
Saddlebrook Investments Inc.
CRD No. 13448

Dear Ms. Hall:

This acknowledges receipt of your December 31, 2005 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d). The report as submitted appears deficient in that it did not contain the following:

1. A Statement of Cash Flows pursuant to SEC Rule 17a-5(d)(2).

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Procedural Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience. Failure to respond with this request may result in disciplinary action.

Please respond to this matter by **May 10, 2006**. If you have any questions, please contact Jeff Newman, Associate Examiner, at (561) 443-8080.

Sincerely,

Erin C. Vocke
Supervisor of Examiners

ECV/mg

Encl: Form X-17A-5

Florida District Office
Crystal Corporate Center
2500 N. Military Trail, Suite 302
Boca Raton, FL
33431-6324

tel 561 443 8000
fax 561 443 7995
www.nasd.com